SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

[X]  ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ____ to ____


                        Commission File Number: 1-12709


              TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN
              ----------------------------------------------------
                              (Full title of plan)


                             TOMPKINS TRUSTCO, INC.
          (Name of issuer of the securities held pursuant to the plan)


                           P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         -----------------------------
                              FINANCIAL STATEMENTS
                              --------------------
                                      AND
                                      ---
                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                     * * *

                           DECEMBER 31, 2005 AND 2004
                           --------------------------

                               TABLE OF CONTENTS
                               -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                               1

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits                          2

  Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2005                                    3

  Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2004                                    4

  Notes to Financial Statements                                            5

SUPPLEMENTAL SCHEDULES

  Schedule of Assets Held for Investment Purposes at End of Year as of
   December 31, 2005 (Schedule I)                                          9

                          Independent Auditor's Report
                          ----------------------------

                                                                   June 23, 2006

To the Compensation and Personnel Committee and
Board of Directors of Tompkins Trustco, Inc.
Employee Stock Ownership Plan

         We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Employee Stock Ownership Plan ("the Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Dannible & McKee, LLP

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         -----------------------------
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                                                          December 31,
                                                  ---------------------------
             Assets                                   2005           2004
             ------                               ------------   ------------
Investments, at fair value (Notes 2 and 4):
  Money market funds                              $      1,774   $      1,787
  Corporate stock of Tompkins Trustco, Inc.         22,044,960     23,671,518
                                                  ------------   ------------
    Total investments                               22,046,734     23,673,305

Employer contributions receivable                      741,479        766,889
                                                  ------------   ------------
    Net assets available for benefits             $ 22,788,213   $ 24,440,194
                                                  ============   ============


                See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         -----------------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                          YEAR ENDED DECEMBER 31, 2005
                          ----------------------------

Additions to net assets attributed to:-
  Investment income:
    Dividends                                                      $    578,568
  Contributions:
    Employer contributions                                              741,479
                                                                   ------------

      Total additions                                                 1,320,047
                                                                   ------------
Deductions from net assets attributed to:-
  Investment loss:
    Net depreciation in fair value of investments (Note 4)            1,935,831
  Benefits paidto participants                                          864,069
  Transfer to other plan (Note 6)                                       172,128
                                                                   ------------

      Total deductions                                                2,972,028
                                                                   ------------
      Net decrease                                                   (1,651,981)

Net assets available for benefits, beginningof year                  24,440,194
                                                                   ------------

Net assets available for benefits, end of year                     $ 22,788,213
                                                                   ============

                See accompanying notes to financial statements.


                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------
                          YEAR ENDED DECEMBER 31, 2004
                          ----------------------------

                                                            Allocated       Unallocated       Total
                                                           ------------    ------------    ------------
Additions to net assets attributed to:-
  Investment income:
    Net appreciation in fair value of
      investments (Note 4)                                 $  3,369,270    $         --    $  3,369,270
    Dividends                                                   552,431              --         552,431
                                                           ------------    ------------    ------------
       Total investment income                                3,921,701              --       3,921,701
                                                           ------------    ------------    ------------
  Contributions:
    Employer contributions                                      766,889              --         766,889
                                                           ------------    ------------    ------------
       Total contributions                                      766,889              --         766,889
                                                           ------------    ------------    ------------
       Total additions                                        4,688,590              --       4,688,590
                                                           ------------    ------------    ------------

Deductions from net assets attributed to:-
  Benefits paid to participants                               1,538,740              --       1,538,740
  Transfer to other plan (Note 6)                               273,966              42         274,008
                                                           ------------    ------------    ------------
       Total deductions                                       1,812,706              42       1,812,748
                                                           ------------    ------------    ------------

       Net increase (decrease)                                2,875,884             (42)      2,875,842

Net assets available for benefits,
  beginning of year                                          21,564,310              42      21,564,352
                                                           ------------    ------------    ------------
Net assets available for benefits,
  end of year                                              $ 24,440,194    $         --    $ 24,440,194


                See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         -----------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

Note 1 - Description of the Employee Stock Ownership Plan
---------------------------------------------------------

         The following description of the Tompkins Trustco, Inc. (the "Company") Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee (the "Committee") appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trust Company is the Plan's Trustee (the "Trustee"). All investments are non-participant directed.

         Company contributions - The Company shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The Committee approved 3.5% and 4.0% discretionary contributions to the Plan for the years ended December 31, 2005 and 2004, respectively.

         Participants' accounts - Each participant's account is credited with an allocation of the Company's discretionary and non-elective contributions and an allocation of plan earnings. Allocations of company contributions are based upon the participant's compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of non-vested account balances are allocated to participants' accounts as company contributions.

         Eligibility - An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one year of employment and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and "On-Call" employees are not eligible to participate.

         Vesting - Participants will become vested in the Plan over a five-year period. The Plan has non-vested assets of approximately $1,600 and $44,700 as of December 31, 2005 and 2004, respectively.

         Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in a lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

         Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

         Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

         Risks and uncertainties - The Plan's investments are in company stocks and money market funds. These investments are exposed to market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of the investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         Investment valuation and income recognition - Investments are recorded at fair value. The investment in the Company's common stock is valued at December 31, 2005 and 2004, at the market value as listed on the American Stock Exchange for publicly traded securities.

         The Plan presents in the statements of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         Economic dependency and concentration of risk - The Plan has approximately 97% of its assets invested in Tompkins Trustco, Inc. common stock as of December 31, 2005 and 2004. Accordingly, the Plan is dependent upon the financial condition of Tompkins Trustco, Inc.

Note 3 - Administration of plan assets
--------------------------------------

         The Trustee of the Plan holds the Plan's assets, which consist principally of Tompkins Trustco, Inc. common shares. Dividends on the stock are paid in cash to the participants or reinvested to buy more shares of common stock for a participant account or used to make loan payments.

         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses, including maintaining participant accounts, legal and accounting costs are paid directly by the Company.

Note 4 - Investments
--------------------

         The Plan's investments are held by the Company's administered trust fund. The fair values of investments are as follows:

                                                                        December 31,
                                                                ---------------------------
                                                                   2005            2004
                                                                ------------   ------------
        Investments at fair value:
          Tompkins Trustco, Inc. common stock - (492,075
           shares in 2005 and 442,541 shares in 2004)           $ 22,044,960   $ 23,671,518
          Money market funds                                           1,774          1,787
                                                                ------------   ------------
                                                                $ 22,046,734   $ 23,673,305
                                                                ============   ============


         Investments that represent 5% or more of the Plan's net assets
($1,139,410 for 2005 and $1,222,010 for 2004) are separately identified.

         The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                                                   Year ended December 31,
                                                                ---------------------------
                                                                    2005           2004
                                                                ------------   ------------
        Tompkins Trustco, Inc. common stock                     $ (1,935,831)  $  3,369,270
                                                                ============   ============

Note 5 - Termination of the Plan
--------------------------------

         The Company reserves the right to terminate the Plan at any time, subject to plan provisions and provisions of ERISA. Upon plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 6 - Diversification and transfers
--------------------------------------

         Under the Plan document, participants meeting certain age and service requirements may elect to diversify an eligible portion of the Company stock held in their account within ninety days after the close of each Plan year. The participants may make this election over a six-year period. In the first five years, a participant may diversify up to 25% of the number of shares allocated to their account. In the sixth year, the percentage changes to 50%. The funds elected to be diversified, are transferred to the Tompkins Trustco, Inc. Investment and Stock Ownership Plan ("ISOP") and invested in funds as chosen by the participant. During 2005 and 2004, the Plan transferred $172,128 and $274,008 to the ISOP, respectively.

Note 7 - Plan amendments
------------------------

         Effective March 28, 2005, the determination of benefits upon termination section of the Plan document was amended to allow the Company to distribute participant's aggregate account in excess of $1,000 but less than $5,000 to an IRA institution selected by the Company, unless the participant affirmatively elects otherwise.

         Effective August 11, 2004, various sections of the Plan document were amended to facilitate the Internal Revenue Service Determination Letter process.

Note 8 - Tax status
-------------------

         The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable Sections of the Code. Accordingly, the Plan has been accounted for as a tax-exempt plan.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------


                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------
                                 EIN #16-1601020
                                 ---------------
                                    PLAN #003
                                    ---------

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
         --------------------------------------------------------------
          (Required Disclosure of Line 4i on Schedule H of Form 5500)
          -----------------------------------------------------------
                                DECEMBER 31, 2005
                                -----------------

--------------------------------------------------------------------------------------------------------

                                                  (c)
                  (b)                 Description of investment
           Identity of issue,       including maturity date, rate                                (e)
           borrower, lessor         of interest, collateral, par                (d)            Current
  (a)      or similar party               or maturity value                    Cost             value
-------  ----------------------     -------------------------------          ----------      -----------
         Federated Prime            Money Market Fund,
           Obligations Fund          1,774 shares                            $    1,774      $     1,774

   *     Tompkins Trustco, Inc.     Common Stock, 492,075 shares              8,536,353       22,044,960
                                                                             ----------      -----------
             Total investments                                               $8,538,127      $22,046,734
                                                                             ==========      ===========

--------------------------------------------------------------------------------------------------------

* A party-in-interest as defined by ERISA.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS TRUSTCO, INC.  EMPLOYEE STOCK OWNERSHIP PLAN


                                       Administrator:  TOMPKINS TRUST COMPANY


Date:  June 27, 2006                   By: /s/ FRANCIS M. FETSKO
                                           -------------------------------------
                                           Francis M. Fetsko
                                           Executive Vice President
                                           Chief Financial Officer

                                  Exhibit Index
                                  -------------

Exhibit Number              Description                            Page
--------------       ---------------------------                   ----
    23.1             Consent of Dannible & McKee